Exhibit 99.2
STEALTHGAS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
     The following management’s discussion and analysis should be read in conjunction with our interim unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this report and our management’s discussion and analysis included in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements for the years ended December 31, 2005, December 31, 2006 and December 31, 2007 and the notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission, or SEC, on June 11, 2008.
Outlook
In view of the uncertain global economic outlook, below is a short summary of various key factors in regard to the future outlook for the Company.
We primarily operate in and have an approximate 14% market share of the “Handysize” sector of the liquified petroleum gases (“LPG”) shipping market, which is made up of approximately 270 vessels that are 20 years old or less. The LPG Handysize sector is characterized by relative stability and participation of established operators, unlike the drybulk sector, which is comprised of many operators, including some with limited track records. Accordingly, the reputation and standing of these operators, as well as the significant participation in the industry of the “oil majors,” underpins this core sector of our activity.
We currently employ 38 vessels in the transportation of LPG and two M.R. type product carriers that transport such cargoes as jet fuel, vegetable oils, Naptha and Kerosene. Of these vessels, 13 of the LPG carriers and the two M.R. product carriers are currently on bareboat charters whereby the charterer is responsible for the costs associated with the operating the vessels. Of the 25 remaining ships in our fleet of LPG carriers, as of January 14, 2009, 21 are employed on time charters to high quality charterers, including Shell, Petredec, Statoil and Vitol, with the balance deployed in the spot market. We do not operate any vessels in the drybulk or container shipping sectors. To date the LPG and product carrier sectors in which we operate have not experienced reductions in charter rates and vessel values to the degree experienced in other areas of the shipping industry, most notably the drybulk and container shipping sectors.
As of January 14, 2009, 63% of our anticipated fleet days are covered by period charter contracts for 2009 and 33% for 2010. Recently, we have seen some decline in prevailing charter rates, however, these declines have not been as significant as those seen in other areas of the shipping industry, such as the drybulk sector. The spot market continues to operate efficiently with vessels being regularly deployed at sustainable rates and, as noted above, we are currently deploying some of our vessels in this market pending their potential fixing on period employment in 2009.
We continue to receive support from both our existing and potential new lenders, although the available terms, including margins and fees, are somewhat less favorable than available in the recent past. The supply of credit to all industries, including the shipping sector, has become much more difficult to obtain and this may impact our ability to sell any older vessels we elect to sell as potential buyers may find it difficult in the current economic climate to arrange financing on any prospective purchase. However, the Company’s short term liquidity, debt service and working capital needs in 2009 are not dependant upon any such sales of vessels. We have committed credit facilities in place for the two M.R. product carriers, the Stealth S.V. (Hull 2139) and the Stealth Argentina (Hull 061), which are scheduled to be delivered to us in April and November of 2009, respectively. We are also in negotiations with two lenders, one existing and one new, in regard to the financing of the Gas Exelero (Hull 411) and the Gas Astrid (Hull 412), two handy size LPG carriers that are scheduled to be delivered to us in March and May of 2009, respectively, either of which, together with the two committed facilities for the M.R. product carriers, would fully meet our financing requirements for the vessels to be delivered in 2009. In addition to these four vessels, we also have contracted to acquire five additional LPG carriers scheduled to be delivered to us in 2010 and 2011. We expect to finance the remaining purchase price of these vessels with cash generated from operations and borrowings under new credit facilities, which we would need to arrange. See “Liquidity and Capital Resources” below.
The Stealth S.V., upon her delivery to us in April 2009, is scheduled to be deployed on a three year time charter, while the Stealth Argentina, upon her delivery scheduled for November 2009, is scheduled to be deployed on a three year bareboat charter. The remaining vessels described above to be delivered to us from March 2009 until December 2011 remain at this time unfixed in regard to their future employment.
As of September 30, 2008, we were in compliance with all financial covenants in our loan agreements, including the minimum asset cover ratios based upon the market values of our vessels compared to our outstanding indebtedness.
Results of Operations
Three months ended September 30, 2008 compared to three months ended September 30, 2007
The average number of vessels in our fleet was 38.7 for the three months ended September 30, 2008 compared to 35.1 for the three months ended September 30, 2007.
VOYAGE REVENUES — Voyage revenues for the three months ended September 30, 2008 were $28.9 million compared to $23.2 million for the three months ended September 30, 2007, an increase of $5.7 million or 24.6%. The average daily TCE (Time Charter Equivalent) rate for the three months ended September 30, 2008 was $7,681, an increase of $934, or 13.8%, compared to an average daily TCE rate of $6,747 for the three months ended September 30, 2007. Total voyage days for our fleet were 3,550 for the three months ended September 30, 2008 compared to 3,213 for the three months ended September 30, 2007. Of the total voyage days for the three months ended September 30, 2008, 2,051, or 57.8%, were time charter days, 1,283, or 36.1%, were bareboat charter days and 216, or 6.1%, were spot voyage days. This compares to 1,940 or 60.4%, time charter days, 1,012, or 31.5%, bareboat charter days and 261, or 8.1%, spot charter days for the three months ended September 30, 2007.
Our fleet utilization was 99.8% for the three months ended September 30, 2008 compared to 99.4% for the three months ended September 30, 2007.
The growth in revenue reflects principally the increase in the number of vessels in our fleet and also generally higher rates for the charters under which our vessels were employed compared to the same period in 2007.
VOYAGE EXPENSES — Voyage expenses were $1.6 million for each of the three months ended September 30, 2008 and the three months ended September 30, 2007. Voyage expenses consisted of bunker charges in the amount of $0.6 million, port expenses of $0.2 million, commissions charged by third parties of $0.4 million, commissions charged by related parties of $0.4 million, and other voyage expenses of $0.1 million. For the three months ended September 30, 2007, the same charges were $0.5 million, $0.5 million, $0.4 million, $0.3 million as well as an insignificant amount of other voyage expenses. Voyage expenses remained constant at $1.6 million primarily due to the relatively similar mix of spot charters and time and bareboat charters on which the vessels were deployed during the three months ended September 30, 2008 and September 30, 2007. Under spot market voyage charters, we are responsible for all the above types of voyage expenses, whereas under time and bareboat charters we are not responsible for bunker, port and canal expenses.
VESSEL OPERATING EXPENSES — Vessel operating expenses were $8.8 million for the three months ended September 30, 2008 and were $6.6 million for the three months ended September 30, 2007, an increase of $2.2 million, or 33.3%, due primarily to the increase in the average number of vessels in our fleet compared to the three months ended September 30, 2007 and higher crew wages. For the three months ended September 30, 2008, crew wages totaled $5.1 million compared to $3.5 million in the three months ended September 30, 2007. Due to strong demand for and limited supply of well qualified crew, we expect continued upward pressure on crew wages. Other significant increases in this category were repairs and maintenance, which increased from $1.0 million for the three months ended September 30, 2007 to $1.2 million for the three months ended September 30, 2008, and spares and consumables that increased from $1.2 million in the three months ended September 30, 2007 to $1.4 million in the three months ended September 30, 2008.
DRY DOCKING COSTS — Dry docking costs in the three months ended September 30, 2008 were $0.043 million compared to $0.1 million in the three months ended September 30, 2007. These expenses reflect the costs related to dry docking the Gas Legacy during the three months ended September 30, 2008 and the Gas Monarch and Gas Nemesis during the three months ended September 30, 2007.
MANAGEMENT FEES — Management fees were $1.2 million for the three months ended September 30, 2008 and were $1.1 million for the three months ended September 30, 2007, an increase of $0.1 million, or 9.1%, reflecting the increase in the average number of vessels in our fleet. There was no increase in the amount of management fees per day per vessel; these remained at $440 per day for vessels under time or spot charter and $125 per day for those ships under bareboat charter.
GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $1.7 million for the three months ended September 30, 2008 and were $1.9 million for the three months ended September 30, 2007, a decrease of $0.2 million, or 10.5%, due primarily to a reduction in auditor expenses compared to the three months ended September 30, 2007.
DEPRECIATION — Depreciation expenses for the 38.7 average number of vessels in our fleet for the three months ended September 30, 2008 were $6.0 million compared to $4.5 million for the 35.1 average number of vessels in our fleet for the three months ended September 30, 2007, an increase of $1.5 million or 33.3%.
INTEREST AND FINANCE COSTS, NET — Net interest and finance costs were $2.4 million for the three months ended September 30, 2008 and were $2.5 million for the three months ended September 30, 2007, a decrease of $0.1 million, or 4.0%, resulting primarily from lower prevailing interest rates.
CHANGE IN FAIR VALUE OF DERIVATIVES — For the three months ended September 30, 2008, we incurred a non-cash loss on derivatives of $1.0 million and a cash loss of $1.0 million based on the estimated value and cost of interest rate swaps, with DnB NOR Bank ASA, Fortis Bank and Deutsche Bank compared to a non-cash loss on derivatives of $1.8 million for the three months ended September 30, 2007.
INTEREST INCOME — Net interest income was $0.066 million for the three months ended September 30, 2008 compared to $0.8 million for the three months ended September 30, 2007.
FOREIGN EXCHANGE LOSS — For the three months ended September 30, 2008; we incurred a foreign exchange loss of $0.012 million compared to a loss of $0.020 million for the three months ended September 30, 2007.
NET INCOME — As a result of the above factors, net income was $5.4 million for the three months ended September 30, 2008, representing an increase of $1.4 million, or 35.0%, from net income of $4.0 million for the three months ended September 30, 2007.

Nine months ended September 30, 2008 compared to nine months ended September 30, 2007.
The average number of vessels in our fleet was 38.2 for the nine months ended September 30, 2008 compared to 31.3 for the nine months ended September 30, 2007.
VOYAGE REVENUES — Voyage revenues for the nine months ended September 30, 2008 were $84.4 million compared to $63.9 million for the nine months ended September 30, 2007, an increase of $20.5 million or 32.1%. The average daily TCE rate for the nine months ended September 30, 2008 was $7,747, an increase of $652, or 9.2%, compared to an average daily TCE rate of $7,095 for the nine months ended September 30, 2007. Total voyage days for our fleet were 10,396 for the nine months ended September 30, 2008 compared to 8,467 for the nine months ended September 30, 2007. Of the total voyage days for the nine months ended September 30, 2008, 6,296, or 60.6%, were time charter days and 3,765, or 36.2%, were bareboat charter days and 335, or 3.2%, were spot voyage days. This compares to 5,359, or 63.3%, time charter days, 2,573, or 30.4%, bareboat charter days and 535, or 6.3%, spot voyage days for the nine months ended September 30, 2007. Our fleet utilization was 99.3% for the nine months ended September 30, 2008 compared to 99.2% for the nine months ended September 30, 2007.
The growth in revenue reflects principally the increase in the average numbers of vessels in our fleet from 31.3 vessels in the nine months ended September 30, 2007 to 38.2 vessels in the nine months ended September 30, 2008. During the nine months ended September 30, 2008, the Gas Arctic, the Gas Ice, the Birgit Kosan, the Gas Marathon, the Gas Prophet now renamed the M.T. Ming Long, the Sir Ivor, the Lyne, the Batangas (now renamed the Gas Pasha), the Gas Eternity, the Sea Bird II, the Chiltern, the Gas Monarch, the Navig8 Fidelity and the Navig8 Faith were employed on bareboat charters. Bareboat charters are generally for lower monthly rates, however, under bareboat charters we are not responsible for voyage or operating expenses or cash associated with drydocking or repairs. In addition, the prevailing charter rates in the handy size LPG sector for the nine months ended September 30, 2008 were higher than the nine months ended September 30, 2007.
VOYAGE EXPENSES — Voyage expenses, were $3.9 million for the nine months ended September 30, 2008 compared to $3.8 million for the nine months ended September 30, 2007. Voyage expenses consisted of bunker charges in the amount of $1.2 million, port expenses of $0.4 million, commissions charged by third parties of $1.2 million, commissions charged by related parties of $1.0 million and other voyage expenses were $0.1 million. During the nine months ended September 30, 2007, the same expenses were $1.0 million, $1.0 million, $1.0 million, $0.8 million and $0.1 million, respectively. Overall, the $0.1 million increase in voyage expenses for the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007 resulted from the relatively consistent mix of spot charters and time and bareboat charters. Under spot charters, we are responsible for all of the above types of voyage expenses, whereas under time charters we are not responsible for bunker, port and canal expenses.

VESSEL OPERATING EXPENSES — Vessel operating expenses were $24.0 million for the nine months ended September 30, 2008 and were $17.4 million for the nine months ended September 30, 2007, an increase of $6.6 million, or 37.9%, due primarily to the increase in the average number of vessels in our fleet compared to the nine months ended September 30, 2007 and higher crew wages. For the nine months ended September 30, 2008, crew wages totaled $13.8 million compared to $9.5 million in the nine months ended September 30, 2007. Due to strong demand for and limited supply of well qualified crew, we expect continued upward pressure on crew wages. Other significant changes in vessel operating expenses were repairs and maintenance, which increased from $2.4 million to $3.3 million and spares and consumable stores, which increased from $3.0 million to $3.7 million for the nine months ended September 30, 2008.
DRY DOCKING COSTS — Dry docking costs in the nine months ended September 30, 2008 were $0.5 million, which were related to the Gas Renovatio and the Gas Legacy, compared to dry docking costs of $0.1 million for the nine months ended September 30, 2007 relating to the Gas Monarch and Gas Nemesis.
MANAGEMENT FEES — Management fees were $3.4 million for the nine months ended September 30, 2008 compared to $2.9 million for the nine months ended September 30, 2007, an increase of $0.5 million, or 17.2%, reflecting the increased number of vessels in the fleet. There was no increase in the amount of management fees per day per vessel; these remained at $440 per day for vessels under time or spot charter and $125 per day for those ships under bareboat charter.
GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $5.1 million for the nine months ended September 30, 2008 compared to $3.6 million for the nine months ended September 30, 2007, an increase of $1.5 million, or 41.7%. This increase was due to a non-cash charge for share-based compensation of $1.6 million during the nine months ended September 30, 2008.
DEPRECIATION — Depreciation expenses for the 38.2 average number of vessels in our fleet for the nine months ended September 30, 2008 were $17.1 million compared to $11.9 million for the 31.3 average number of vessels in our fleet for the nine months ended September 30, 2007, an increase of $5.2 million, or 43.7%.
INTEREST AND FINANCE COSTS — Interest and finance costs were $7.6 million for the nine months ended September 30, 2008 compared to $7.4 million for the nine months ended September 30, 2007, an increase of $0.2 million, or 2.7%, resulting primarily from the increased level of indebtedness due to the increased number of vessels in our fleet.
CHANGE IN FAIR VALUE OF DERIVATIVES — For the nine months ended September 30, 2008, we had a non-cash loss of $1.5 million and a cash loss of $1.0 million on derivatives based on the estimated value of our interest rate swap arrangements, compared to a non-cash loss of $1.5 million for the nine months ended September 30, 2007.

INTEREST INCOME — Net interest income was $0.5 million for the nine months ended September 30, 2008, compared to $1.2 million for the nine months ended September 30, 2007.
FOREIGN EXCHANGE LOSS — For the nine months ended September 30, 2008, we incurred a foreign exchange loss of $0.2 million compared to a loss of $0.062 million for the nine months ended September 30, 2007.
NET INCOME — As a result of the above factors, net income was $22.2 million for the nine months ended September 30, 2008, representing an increase of $5.9 million, or 36.2%, from net income of $16.3 million for the nine months ended September 30, 2007.
Liquidity and Capital Resources
Since our inception, our principal source of funds has been equity provided by our affiliates, proceeds from our initial public offering, proceeds from our follow-on public offering concluded early in the third quarter of 2007, cash generated by our operations and bank borrowings. Our principal use of funds has been to acquire our vessels, to maintain the quality of our vessels, to comply with international standards, laws and regulations and to fund working capital requirements.
Our medium-term liquidity needs between now and the end of 2011 primarily relate to the purchase of the eight LPG carriers and two M.R. product tankers for which we had contracted as of December 31, 2008 and for which we have scheduled future payments through the delivery of the final contracted vessel during 2011 aggregating $258 million as of December 31, 2008.
We funded the purchase price for one liquefied petroleum gas carrier, the Gas Premiership, and two product carriers, the Navig8 Faith and the Navig8 Fidelity, delivered during 2008, with cash generated by our operations and from part of the proceeds from our follow-on public offering, as well as borrowings under our existing credit facilities. We paid the balance of the purchase price for one LPG carrier, the Gas Defiance, delivered to us in August 2008 and another, the Gas Shuriken, delivered in November 2008 with borrowings under our credit facilities and cash from operations. We expect to fund the remaining acquisition cost of the eight LPG carriers and two M.R. product tankers for which we had contracted as of December 31, 2008, which in aggregate amounts to $258 million payable between March 2009 and December 2011, with borrowings under existing credit facilities (including facilities for which we have commitment letters) having $84.0 million capacity as of December 31, 2008 and $174.0 million of cash generated from operations and borrowings under new credit facilities, which we would need to arrange.
Overall we will continue to rely upon operating cash flows and bank borrowings, as well as future financings, to fund any additional vessel acquisitions we make in the future. As noted above, as of December 31, 2008, we had approximately $80.5 million of availability under our existing credit facilities (including facilities for which we have commitment letters). Of our current fleet of 40 vessels, 11 of our vessels, the Gas Prodigy, the Gas Chios, the Gas Crystal, the Gas Fortune, the Seabird II, the Gas Evoluzione, the Gas Haralambos, the Gas Zael, the Gas Spirit, the Chiltern and the Gas Sophie, are unencumbered.
As a result, we may incur additional indebtedness secured by certain or all of these unencumbered vessels. We expect to use these resources, together with cash from operations, to fund a portion of the purchase price for our contracted vessels, as well as for additional vessel acquisitions. In addition, we may in the future finance additional growth through equity offerings.
We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, our internally generated cash flows and the borrowings under existing credit facilities, including facilities for which we have commitment letters, will be sufficient to fund our operations, including working capital requirements, over the next 12 months.
Since the formation of the Company in October 2004, our subsequent initial public offering in October 2005 and our follow-on public offering completed early in the third quarter of 2007, we have continued to implement our strategy of growth by acquisition of LPG carriers, to become a market leader within the handysize (3,000 to 8,000 cbm) LPG carrier sector, as well as entering the product carrier sector, using the resources outlined above.
For a full description of our credit facilities please refer to the discussion under the heading “—Loan Agreements” below.
Our dividend policy will also impact our future liquidity position. For a description of our dividend policy, see “Item 8. Financial Information — Dividend Policy” of our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC on June 11, 2008.
Loan Agreements
We currently have loan agreements with Fortis Bank, DnB NOR Bank ASA, Scotiabank, Deutsche Bank, the National Bank of Greece and Emporiki Bank and commitment letters for credit facilities with EFG Eurobank Ergasias S.A. and DnB NOR Bank. For a full description of our credit facilities with Fortis Bank, DnB NOR Bank ASA and Scotiabank, see “Item 5. Operating and Financial Review and Prospects — Loan Agreements” of our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC on June 11, 2008.
On January 17, 2008, we signed a commitment letter with Deutsche Bank to partially finance the acquisition of one new, under construction M.R. product carrier, the Navig8 Faith, by one of our wholly-owned subsidiaries. The senior secured term loan facility is in the amount of $40.25 million and was fully drawn down in one tranche on February 19, 2008. The facility is repayable in forty-seven consecutive quarterly installments of $0.6 million, beginning three months after the drawdown, plus a balloon payment of $10.88 million payable together with the last installment. The term loan’s interest rate is LIBOR plus 0.70%. The term loan is secured by a first priority mortgage over the Navig8 Faith, plus the assignment of its insurances and earnings, the pledge of our earnings account with Deutsche Bank and the guarantee of our wholly-owned subsidiary as the owner of the Navig8 Faith.
On February 13, 2008, we signed a commitment letter with DnB NOR Bank to partially finance the acquisition of one second hand LPG carrier, the Gas Premiership, by one of our wholly-owned subsidiaries. The senior secured term loan facility is in the amount of $15.75 million and was fully drawn down on March 19, 2008. The facility is repayable in sixteen semi-annual installments of $0.7 million, plus a balloon payment of $4.71 million, payable together with the last installment. The term loan’s interest rate is LIBOR plus 0.85%. The term loan is secured by a first priority mortgage over the Gas Premiership and cross-collateralized with vessels mortgaged under other loan agreements we previously entered into with DnB NOR Bank, plus the assignment of the Gas Premiership‘s insurances, earnings and operating and retention account and our guarantee.
On February 25, 2008, we signed a commitment letter with Emporiki Bank, secured by the Gas Sikousis and the Gas Kalogeros, two vessels already owned by our wholly-owned subsidiaries. The senior secured term loan facility is in the amount of $29.44 million and was fully drawn down on October 9, 2008 in connection with the part funding of deposits required for vessels under construction as ordered by us. The term loan is repayable in twenty four semi-annual installments of $0.9 million, plus a balloon payment of $8.83 million, payable together with the last installment. The term loan’s interest rate is LIBOR plus 0.90%. In addition to first priority mortgages over the Gas Sikousis and the Gas Kalogeros, the term loan is secured by the assignment of these vessels’ insurances, earnings and operating and retention accounts and our guarantee.
On July 30, 2008, we entered into a $33.2 million credit facility agreement with the National Bank of Greece to partially finance the acquisition of two under construction LPG carriers, the Gas Defiance and the Gas Shuriken, by two of our wholly-owned subsidiaries (the “NBG Facility”). The NBG Facility is repayable in 24 consecutive semi-annual installments of $0.969 million each six months after the final drawdown and in no case later than nine months after the first drawdown, plus a balloon payment of $10.0 million payable together with the last installment. The first tranche, which amounted to $16.6 million, was drawn down on August 1, 2008 to partly finance the acquisition of the Gas Defiance. The second tranche, which amounted to $16.6 million, was drawn down on November 3, 2008 to partly finance the acquisition of the Gas Shuriken. The term loan has an interest rate of LIBOR plus 0.95% until the repayment of the third installment and 0.80% thereafter and is secured by first priority mortgages over the Gas Defiance and the Gas Shuriken, plus the assignment of the Gas Defiance and the Gas Shuriken‘s insurances, earnings and the pledge of our earnings account with the lender, and the guarantee of the ship-owning company, as owners of the vessels.
On September 18, 2008, we signed a commitment letter with EFG Eurobank Ergasias S.A. to part finance the acquisition of one under construction M.R. type product carrier, the Stealth S.V., to be constructed in Korea for delivery in the second quarter of 2009. The senior secured term loan facility will be the lesser of the amount of $41.0 million or 75% of the vessel’s charter free market value at the time of delivery. The term loan will be drawn down in one tranche upon the delivery of the vessel, which is expected in April 2009, and will be repayable, with the first installment commencing three months after the drawdown in 10 consecutive quarterly installments of $0.85 million each and 30 consecutive quarterly installments of $0.55 million each plus a balloon payment of $16.0 million payable together with the last installment. The term loan’s interest rate is LIBOR plus 1.50%. In addition to a first priority mortgage over the vessel, the term loan is secured by the assignment of the vessel’s insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.
On October 21, 2008, we signed a commitment letter with DnB NOR Bank to partially finance the acquisition of a under construction M.R. type product carrier named Stealth Argentina to be constructed in Korea for delivery in the fourth quarter of 2009. The senior secured term loan facility will be the lesser of the amount of $43.0 million or 75% of the vessel’s charter free market value at the time of delivery. The term loan will be drawn down in one tranche upon the delivery of the vessel, which is expected in November 2009, and will be repayable, with the first installment commencing six months after the drawdown in eight consecutive semi-annual installments of $1.7 million each and eight consecutive semi-annual installments of $1.3 million each plus a balloon payment of $19.0 million payable together with the last installment. The term loan’s interest rate is LIBOR plus 2.0%. In addition to a first priority mortgage over the vessel, the term loan is secured by the assignment of the vessel’s insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.
In December 2008, our previously announced commitment letters for $70 million, $64.35 million and $64.50 million credit facilities with Nordea Bank Finland Plc, London Branch, Scotiabank (Ireland) Limited (“Scotiabank”) and KFW IPEX-Bank Limited (“KFW”), respectively, were cancelled. The facilities with Scotiabank and KFW were to finance the previously announced purchase of two Suezmax tankers. These two purchase contracts have now been suspended at no cost to the Company and as such the facilities with Scotiabank and KFW were no longer required. The previously agreed terms and structure of the facility with Nordea Bank were subsequently altered substantially by Nordea Bank, and we decided not to proceed with the facility as so modified.
Our credit facilities contain financial covenants requiring us to:
•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan at all times in excess of (i) 130% under our loan agreement with Fortis Bank-Athens Branch and (ii) 125% under our loan agreements with Deutsche Bank, DnB NOR Bank ASA, Emporiki Bank, National Bank of Greece and Scotiabank;

•	ensure that our ratio of EBITDA to interest expense over the preceding six months is at all times more than 2.5 times; and

•	ensure that members of the Vafias family at all times own at least 15% of our outstanding capital stock.
In addition, our loan agreement with Fortis Bank-Athens Branch requires us to maintain a minimum cash balance equivalent to six months interest in a pledged account with the lender at all times; our loan agreement with Scotiabank requires us to maintain a cash balance equivalent of $200,000 for each vessel mortgaged to Scotiabank at all times; and our loan agreement with Emporiki Bank requires us to maintain an aggregate cash balance equivalent of $800,000 with Emporiki Bank at all times. Under our credit facilities, we are also restricted from paying cash dividends in amounts that exceed 50% of our consolidated free cash flow on a rolling 12 months basis.
As of September 30, 2008, we were in compliance with each of these financial ratio requirements and financial covenants. We expect that our credit facilities for which we have accepted commitment letters will contain generally similar covenants.
Interest Rate Swaps
     We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates. See Note 14, Interest Rate Swap Agreements — Foreign Currency Contract, to our condensed consolidated financial statements (unaudited) included in this report.
Cash Flows
NET CASH PROVIDED BY OPERATING ACTIVITIES — was $37.0 million for the nine months ended September 30, 2008 compared to $28.3 million for the nine months ended September 30, 2007, an increase of $8.7 million, or 30.7%. This represents the net amount of cash, after expenses, generated by the chartering activities of our vessels, plus the gain on the sale of the Gas Renovatio. Stealth Maritime, on our behalf, collects our chartering revenues and pays our expenses.
NET CASH USED IN INVESTING ACTIVITIES — was $136.7 million for the nine months ended September 30, 2008 compared to $106.1 million for the nine months ended September 30, 2007, an increase of $30.6 million, or 28.8%. The primary reason for the increase was an amount of $22.9 million used to place deposits upon vessels to be purchased in the future and $145.1 million used to purchase vessels delivered to us during the period offset in part by $26.9 million proceeds from the sale of vessels for the nine months ended September 30, 2008 compared to an amount of $106.1 million used to purchase vessels for the nine months ended September 30, 2007.

NET CASH PROVIDED BY FINANCING ACTIVITIES — was $83.1 million for the nine months ended September 30, 2008, reflecting primarily the increased level of indebtedness due to the increased number of vessels in our fleet for the nine months ended September 30, 2008. For the nine months ended September 30, 2007, net cash provided by financing activities was $134.2 million, which reflects indebtedness incurred in regard to the increased number of vessels in our fleet for the nine months ended September 30, 2007. Net cash provided by financing activities was less for the nine months ended September 30, 2008 than the same period in 2007 primarily due to comparatively fewer vessels being purchased during the nine months ended September 30, 2008 than the nine months ended September 30, 2007.
CAPITALIZATION
     The table below sets forth our consolidated capitalization as of September 30, 2008:
•	on an actual basis; and

•	on an as adjusted basis to reflect a dividend paid on December 1, 2008 of $0.1875 per common share, the drawdown on November 3, 2008 of $16.6 million under our NBG Facility, the drawdown on October 9, 2008 of $29.4 million under our Emporiki Bank facility and aggregate scheduled loan repayments of $4,336,020.
As adjusted as described above, there have been no material changes to our capitalization since September 30, 2008

	As of September 30, 2008
In U.S. dollars	Actual	As Adjusted
Long-term secured debt obligations (including current portion)	$241,972,893	$283,693,873
Stockholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 22,310,110 shares issued and outstanding actual and 22,310,110 shares issued and outstanding as adjusted	223,101	223,101
Additional paid-in capital	283,227,118	283,227,118
Retained earnings	31,343,926	27,160,781
Accumulated other comprehensive income/(loss)	1,177,622	1,177,622

Total stockholders’ equity	315,971,767	311,788,622

Total capitalization	$557,944,660	$595,482,495

Off Balance Sheet Arrangements
     We do not have any off balance sheet arrangements.
Recent Developments
On October 9, 2008, under the terms of the Emporiki loan facility, we drew down $29,437,000 to partially finance the deposits required for vessels under construction.

As disclosed above under “—Loan Agreements,” on October 21, 2008, we signed a commitment letter with DnB NOR Bank for a senior secured term loan facility to partially finance the purchase price of the Stealth Argentina.
On November 3, 2008, we took delivery of the Gas Shuriken.
On November 3, 2008, under the terms of the NBG Facility, we drew down the second tranche of $16,620,000 to partially finance the acquisition of the Gas Shuriken.
On November 13, 2008, our Board of Directors declared a cash dividend of $0.1875 per common share, resulting in an aggregate payment of $4.18 million on December 1, 2008 to stockholders of record as of November 24, 2008.
On December 1, 2008, the contracts to construct two Suezmax tankers at Jiangsu Rongsheng Heavy Industry Co Ltd in China for delivery in 2011 were suspended pending a decision to be taken in February 2009 as to whether we will exercise our right to proceed with or cancel these orders based upon to be renegotiated terms.
On December 22, 2008, the contract to sell the Gas Amazon to a third-party buyer was cancelled due to the non-performance of the buyer. We have removed the vessel from its classification as a vessel held for sale and reincorporated it into vessels net within the non-current assets section of our balance sheet as at September 30, 2008 as it did not meet the asset held for sale criteria at September 30, 2008.
Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although StealthGas Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, StealthGas Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in StealthGas Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by StealthGas Inc. with the SEC.